Exhibit 99.3

Employee Questions and Answers

1. What was announced regarding Mersana Therapeutics, Inc. and Day One Biopharmaceuticals?

•	Mersana and Day One Biopharmaceuticals have entered into a definitive merger agreement.

•	Under the terms of the definitive merger agreement, Day One Biopharmaceuticals has agreed to commence a tender offer to acquire all of Mersana’s outstanding shares of common stock in exchange for the upfront consideration at closing of $25.00 per share in cash, without interest. In addition, Mersana stockholders would also receive one non-tradeable contingent value right (“CVR”) per share of Mersana common stock, entitling the stockholders to receive potential payments of up to an aggregate of $30.25 per CVR in cash, upon the achievement of certain clinical development, regulatory and commercial milestones related to Emi-Le and upon the achievement of a certain milestone pursuant to an existing Mersana collaboration.

•	Under the terms of the definitive merger agreement, the tender offer is required to be commenced within 10 business days of November 12, 2025. Any shares not tendered in the tender offer will be acquired in a second-step merger for the same consideration as paid in the tender offer on a per share of Mersana common stock basis. Closing of the transaction is subject to satisfaction of customary closing conditions, including that a majority of Mersana’s shares of common stock are validly tendered in the tender offer and not validly withdrawn, and the satisfaction of certain U.S. regulatory conditions. Upon the closing of the transaction, Mersana will become a wholly-owned subsidiary of Day One Biopharmaceuticals and shares of Mersana’s common stock will no longer be listed on any exchange.

2. What is the rationale for this transaction?

•	Our mission at Mersana is to discover and develop life-changing antibody-drug conjugates (ADCs) for patients fighting cancer. Mersana is excited that Day One Biopharmaceuticals, a company dedicated to developing and commercializing targeted therapies for people of all ages with life-threatening diseases, recognizes the potential of Mersana’s product candidates and platforms. Mersana believes this proposed acquisition recognizes the value of the work that Mersana has done to develop Emi-Le and that the combination of Mersana’s assets and Day One Biopharmaceuticals’ capabilities has the potential to bring more medicines to patients waiting for new therapies. While Mersana has been focused on Emi-Le’s potential to treat patients with triple-negative breast cancer (TNBC) previously treated with topoisomerase-1 inhibitor ADCs, this transaction provides the opportunity to support the development of Emi-Le for patients with adenoid cystic carcinoma, a population with very high unmet need.

1

3. What happens next?

•	Day One Biopharmaceuticals’ acquisition of Mersana will happen in two steps. First, Day One Biopharmaceuticals will commence a tender offer, and then, following the closing of the tender offer, a second-step merger of Mersana with and into Emerald Merger Sub, Inc., a subsidiary of Day One Biopharmaceuticals, will occur, such that Mersana becomes a wholly-owned subsidiary of Day One Biopharmaceuticals. A tender offer, in layperson’s terms, is a public offer by a buyer (here, Day One Biopharmaceuticals) to buy shares of a company (here, Mersana) from current stockholders of that company at a particular price. It is a limited time offer to purchase the shares from the stockholders, who can agree to sell (or “tender”) their shares by a set deadline. So, Day One Biopharmaceuticals and Mersana will be filing with the SEC various documentation to conduct the tender offer in accordance with applicable securities laws.

•	Under the terms of the definitive merger agreement, the tender offer is required to be commenced within 10 business days of November 12, 2025. Any shares not tendered in the tender offer will be acquired in the second-step merger for the same consideration as paid in the tender offer on a per share of Mersana common stock basis. Closing of the transaction is subject to customary closing conditions, including that a majority of Mersana’s shares of common stock are validly tendered in the tender offer and not validly withdrawn and that certain U.S. regulatory conditions are satisfied.

•	Closing of the merger is the final step of the process, at which point Mersana will legally become part of Day One Biopharmaceuticals and will no longer operate as a separate public company. Between now and then, we will continue to operate as a separate and independent company, and business continues as usual. Your supervisor and the executive team can provide you with further clarity regarding your operational priorities over the coming weeks and months.

•	As we proceed through the time period between signing of the definitive merger agreement and closing, we ask that you:

o	Remain focused on your responsibilities, as your contributions are essential to our ongoing success.

o	Not engage in any activities or communications that imply that the transaction is complete.

o	Not reach out to Day One Biopharmaceuticals personnel unless authorized to do so.

o	If personnel from Day One Biopharmaceuticals reach out to you directly, please notify Mersana HR and Alejandra Carvajal.

4. Will employee roles, compensation, or benefits change as a result of this transaction?

•	At this time, both Mersana and Day One Biopharmaceuticals have signed a definitive merger agreement. We are now in what is considered a pre-closing period. Until the transaction closes, business continues as usual. During this pre-closing period, it is our expectation that there will be no changes to your role, you will continue to be an employee of Mersana, and we will maintain your current compensation and benefits.

•	After the closing of the transaction, pursuant to the terms of the definitive merger agreement, for at least one year following the closing of the transaction, Day One Biopharmaceuticals has agreed to maintain for any continuing employees (i) regular cash compensation (i.e., current base salary and annual cash bonus or commission targets in effect at the time of closing, but not including any non-qualified deferred compensation, severance, change in control bonuses, retention bonuses or transaction bonuses) that are no less favorable than those provided by Mersana prior to the closing and (ii) health, welfare, severance and other employee and fringe benefits (with certain exceptions including for equity compensation) that are no less favorable in the aggregate than those provided to similarly situated employees of Day One Biopharmaceuticals. You should know, however, that these undertakings do not alter the at will nature of your employment relationship with Mersana or, following the closing, with Day One Biopharmaceuticals.

2

•	Day One Biopharmaceuticals depends on our expertise to continue executing on the promise of Mersana's product candidates and platforms.

•	In the lead up to the close of the transaction, Day One Biopharmaceuticals will commence planning for the integration of our people, systems, and clinical development programs, and we will share more information with you as it is determined.

5. Will I receive a cash bonus for 2025? What about an annual equity award that I’d normally expect to receive in January 2026?

•	We expect the closing of the transaction will occur by the end of January 2026, subject to the tender of a majority of the outstanding shares of Mersana’s common stock and satisfaction of other closing conditions. We plan to pay cash bonuses for 2025, under our 2017 Cash Bonus Plan, to our employees at the earlier of the closing or January 30, 2026 (which would be the payroll date on which we would typically pay out bonuses). More detail on corporate and individual achievement will be shared as we proceed through our annual performance management process in the coming weeks.

•	Our Compensation Committee has determined that no new equity awards will be granted in 2026 prior to the closing of the transaction. The treatment of your existing equity awards is discussed in greater detail below.

6. Will my role be eliminated?

•	Until the transaction closes, business continues as usual, and we do not expect to make any changes to your role.

•	In the lead up to the close of the transaction, Day One Biopharmaceuticals will commence planning for the integration of our people, systems, and clinical development programs, and we will share more information with you as it is determined.

7. What happens to my stock options?

•	All stock options with an exercise price of less than the per share upfront consideration of $25.00 will become fully vested immediately prior to the closing of the transaction and will be automatically cancelled in exchange for the right to receive the per share upfront consideration, minus the exercise price per share of each such option and subject to any applicable withholding taxes, and one CVR.

3

•	All stock options with an exercise price that is equal to or greater than the upfront consideration per share are considered “out of the money”. “Out of the money” options will be accelerated a number of days prior to the anticipated closing date and holders of “out of the money” options will be given the opportunity to exercise those options for five business days after they are accelerated. Any “out of the money” options that are not exercised during that period will be cancelled immediately prior to the closing of the transaction and the holder will not receive any consideration for them. While the value of the upfront consideration you would receive in the transaction for shares purchased upon your exercise of “out of the money” options could be less than the exercise price you paid for such shares, you would also receive one CVR for each share you hold as of immediately prior to the closing of the transaction, which may entitle you to additional value if future milestones are achieved.

•	We will provide additional information on this process in the coming weeks. We encourage you to consult your tax advisor to address your personal situation. If you do not have a tax advisor, you may wish to retain one to discuss the tax impacts of this proposed transaction.

8. What happens to my restricted stock units (RSUs)?

•	All RSUs that are outstanding as of immediately before the closing of the transaction (whether vested or unvested) be cancelled and converted into the right to receive, for each share subject to such RSUs, the upfront consideration, subject to any applicable withholding taxes, and one CVR.

•	If any of your existing RSUs vest between now and closing and are settled before the closing, sell-to-cover transactions to cover applicable tax withholding obligations will occur as they normally do.

•	We will provide additional information on this process in the coming weeks. We encourage you to consult your tax advisor to address your personal situation. If you do not have a tax advisor, you may wish to retain one to discuss the tax impacts of this proposed transaction.

9. What is a contingent value right (CVR) and how does it work?

•	A contingent value right or CVR is a contractual right granted by an acquirer to a company’s stockholders in some merger transactions to provide stockholders additional value if future milestones are achieved. In this case, each share of Mersana common stock will be entitled to one non-tradeable CVR, and each CVR represents the right to receive payments of up to $30.25 per CVR in cash, upon the achievement of certain clinical development, regulatory and commercial milestones related to Emi-Le and upon the achievement of a certain milestone pursuant to an existing Mersana collaboration.

•	The milestone details are as follows:

•	$1.00 per CVR, payable upon FDA granting “breakthrough therapy” designation in the United States for Emi-Le on or before December 31, 2027;

•	$1.25 per CVR, payable upon receipt by Day One Biopharmaceuticals or any of its affiliates (including the surviving corporation) of the $8.0 million milestone payment payable upon achievement of a specified development milestone set forth in that certain Research Collaboration and License Agreement, dated as of February 2, 2022, by and between the Company and Janssen Biotech, Inc., on or before December 31, 2026;

4

•	$4.00 per CVR, payable upon occurrence of the first dosing of the first participant in a Registrational Clinical Trial (as defined in the CVR Agreement) of Emi-Le for ACC-1 on or before December 31, 2027;

•	$9.00 per CVR, payable upon the occurrence of Regulatory Approval (as defined in the CVR Agreement) by the FDA for Emi-Le indicated for use in ACC-1 on or before December 31, 2030;

•	$2.00 per CVR, payable upon the achievement of the first time that cumulative Net Sales (as defined in the CVR Agreement) of Emi-Le in any calendar year ending on or before December 31, 2032 is equal to or exceeds $100.0 million;

•	$4.00 per CVR, payable upon the achievement of the first time that cumulative Net Sales of Emi-Le in any calendar year ending on or before December 31, 2035 is equal to or exceeds $200.0 million;

•	$6.00 per CVR, payable upon the achievement of the first time that cumulative Net Sales of Emi-Le in any calendar year ending on or before December 31, 2037 is equal to or exceeds $300.0 million;

•	$2.00 per CVR, payable upon the occurrence of the First Commercial Sale (as defined in the CVR Agreement) of Emi-Le in the first to occur of France, Germany, Italy, Spain or the United Kingdom (the “European First Sale Milestone”) on or before December 31, 2030 (the “European First Sale Milestone End Date”); provided, however, that the European First Sale Milestone will be deemed to have occurred if, at any time on or before the European First Sale Milestone End Date, cumulative Net Sales of Emi-Le in the European Union and the United Kingdom is equal to or exceeds $10.0 million; and

•	$1.00 per CVR, payable upon the First Commercial Sale of Emi-Le in Japan on or before December 31, 2030.

•	In the event that any or all milestones are achieved, CVR holders would become entitled to a cash payout of the applicable milestone payment in accordance with the terms of the CVR Agreement to be entered into prior to the closing of the transaction between Day One Biopharmaceuticals and a specified rights agent. Payments will be without interest and subject to applicable tax withholdings. It is important to note that each CVR is non-transferable, meaning it cannot be bought or sold in the market. There is no guarantee that any of the milestones will be achieved on or prior to the applicable milestone outside date or that you will receive any payments under the CVR Agreement.

10. What happens with my contributions to ESPP?

•	Consistent with the terms of the ESPP, if you are not already a participant in the current ESPP offering period, you may not become one now, nor may you increase your contributions for the current offering period.

•	We expect that there will be a final purchase date under the ESPP prior to closing, but if closing occurs prior to such date, such offering shall be terminated as of immediately prior to the closing of the transaction and we will return any remaining cash balance in your ESPP account to you.

•	No new offering periods under the ESPP will commence prior to the closing of the transaction.

5

11. Can I post about the announcement on social media or talk about it elsewhere?

•	We ask that you please refrain from making any statements or comments regarding the announcement in any forum.

•	Our Social Media Policy remains in effect.

•	Our Insider Trading Policy also remains in effect.

12. What should I tell external stakeholders if they ask me about this announcement?

•	We have informed our investigators, KOLs, vendors and collaboration partners of this announcement. Should you receive additional questions from any third parties regarding this announcement, please do not respond, and direct questions as follows:

o	Questions from the press/media, investors, or analysts: direct to Brian DeSchuytner.

o	Questions from Investigators, KOLs, vendors or collaboration partners: direct to the appropriate Executive Team member.

13. Who can I contact if I have additional questions?

•	We recognize that questions may come up as we navigate this transition together, and we are committed to keeping you informed throughout the process. Your Executive Team member and the Legal team are available to help answer questions you may have. However, it is important to remember that all of our employees are stockholders, so Mersana will be following some very important rules applicable to stockholder communications regarding this transaction, and we may not be able to address all of your questions in individual communications. More stockholder communications will be forthcoming.

•	If you have questions about employee-related matters, you can reach out to Human Resources.

Important Information for Investors and Stockholders and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Day One Biopharmaceuticals (“Day One Biopharmaceuticals”) and its subsidiary (“Merger Sub”) will file with the Securities and Exchange Commission (“SEC”). The solicitation and offer to buy outstanding shares of common stock of Mersana will only be made pursuant to the tender offer materials that Day One Biopharmaceuticals and Merger Sub intend to file with the SEC. At the time the tender offer is commenced, Day One Biopharmaceuticals and Merger Sub will file tender offer materials on Schedule TO and Mersana will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

6

MERSANA’S STOCKHOLDERS ARE URGED TO CAREFULLY READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME), WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND PROPOSED MERGER THAT MERSANA’S STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Schedule TO, including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents and the Solicitation/Recommendation Statement on Schedule 14d-9 will be made available to all of Mersana’s stockholders at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials filed by Mersana may be obtained for free at Mersana’s website at https://www.mersana.com/ or by contacting Mersana’s Corporate Secretary at legal@mersana.com. Additional copies of the tender offer materials filed by Day One Biopharmaceuticals may be obtained for free at Day One Biopharmaceuticals’s website at https://ir.dayonebio.com/financials-and-filings/sec-filings. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents and the Solicitation/Recommendation Statement on Schedule 14D-9, Mersana and Day One Biopharmaceuticals each file annual, quarterly and current reports and other information with the SEC, which are available to the public over the internet at the SEC’s website at http://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed transactions between Day One Biopharmaceuticals and Mersana, including the tender offer and merger, the expected timetable for completing the proposed transactions, the potential benefits of the transactions, the potential consideration amount from the proposed transactions and the terms of the merger agreement and CVR agreement, future opportunities for the combined company and any other statements about Mersana’s management’s future expectations, beliefs, goals, plans or prospects. Mersana may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements as a result of various factors, including, among other things, the risk that the proposed transactions may not be completed in a timely manner, or at all, which may adversely affect Mersana’s business and the price of its common stock; the possibility that various closing conditions of the tender offer or the merger may not be satisfied or waived; uncertainty regarding how many of Mersana’s stockholders will tender their shares in the tender offer; the risk that competing offers or acquisition proposals will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement and the transactions; uncertainty as to the ultimate transaction costs; the possibility that milestone payments related to the CVR will never be achieved and that no milestone payments may be made; the effect of the announcement or pendency of the proposed transactions on Mersana’s trading price, business, operating results and relationships with collaborators, vendors, competitors and others; risks that the proposed transactions or transaction-related uncertainty may disrupt Mersana’s current plans and business operations; potential difficulties retaining employees as a result of the proposed transactions; risks related to the diverting of management’s attention from Mersana’s ongoing business operations; the risk that stockholder litigation or legal proceedings in connection with the proposed transactions may result in significant costs of defense, indemnification and liability, or present risks to the timing or certainty of the closing of the proposed transactions; the outcome of any stockholder litigation or legal proceedings that may be instituted against Mersana related to the merger agreement or the proposed transactions; changes in Mersana’s businesses during the period between announcement and closing of the proposed transactions; risks and uncertainties associated with development and regulatory approval of product candidates; risks associated with conducting clinical trials; Mersana’s ability to finance continued operations; Mersana’s competitive position; uncertainties pertaining to other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange and interest rates and changes in tax and other laws, regulations, rates and policies; and other risks and uncertainties, any of which could cause Mersana’s actual results to differ from those contained in the forward-looking statements, that are described in greater detail in the section entitled “Risk Factors” in Mersana’s Quarterly Report on Form 10-Q for the period ended June 30, 2025 filed with the SEC on August 13, 2025, as well as in other filings Mersana may make with the SEC in the future and in the Schedule TO and related tender offer documents to be filed by Day One Biopharmaceuticals. Any forward-looking statements contained in this communication speak only as of the date hereof, and Mersana does not undertake and expressly disclaims any obligation to update any forward-looking statements contained herein, whether because of any new information, future events changed circumstances or otherwise, except as otherwise required by law.

7